UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (June 2, 2025).

Exhibit 99.2	UK: TotalEnergies acquires a pipeline of solar and battery projects (June 3, 2025).

Exhibit 99.3	Brazil: TotalEnergies Increases its Interest in Lapa (June 4, 2025).

Exhibit 99.4	Capital increase reserved for employees of TotalEnergies in 2025 (June 10, 2025).

Exhibit 99.5	Disclosure of Transactions in Own Shares (June 10, 2025).

Exhibit 99.6	Gurīn Energy selects Saft’s battery energy storage system for first Japanese project (June 12, 2025).

Exhibit 99.7	TotalEnergies to Collaborate with Mistral AI to Increase the Application of Artificial Intelligence in its Multi-Energy Strategy (June 12, 2025).

Exhibit 99.8	TotalEnergies to Collaborate with Mistral AI to Increase the Application of Artificial Intelligence in its Multi-Energy Strategy (June 12, 2025).

Exhibit 99.9	United States: TotalEnergies enters 40 Chevron-operated exploration blocks, building on a successful U.S. offshore partnership between both Companies (June 16, 2025).

Exhibit 99.10	Paris Air Show: TotalEnergies, a pioneer in sustainable aviation fuels and committed to the decarbonization of air transport (June 16, 2025).

Exhibit 99.11	TotalEnergies Expands Malaysia’s Portfolio Strengthening its Strategic Partnership with PETRONAS (June 16, 2025).

Exhibit 99.12	Disclosure of Transactions in Own Shares (June 16, 2025).

Exhibit 99.13	Germany: TotalEnergies Awarded an Offshore Wind Concession in the North Sea (June 17, 2025).

Exhibit 99.14	Paris Air Show: TotalEnergies Signs a Deal with Quatra to Secure Feedstock for its Biorefineries (June 17, 2025).

Exhibit 99.15	Algeria: TotalEnergies is Granted a New Exploration License (June 17, 2025).

Exhibit 99.16	Disclosure of Transactions in Own Shares (June 23, 2025).

Exhibit 99.17	TotalEnergies becomes Official Partner of the Tour de France and specifies its cycling partnerships (June 26, 2025).

Exhibit 99.18	Suriname: TotalEnergies acquires 25% interest in Block 53 (June 27, 2025).

Exhibit 99.19	Disclosure of Transactions in Own Shares (June 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer